Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: October 31, 2016

GE And Baker Hughes To Form New Fullstream Digital-Industrial Service Company
http://www.gereports.com/ge-baker-hughes-form-new-fullstream-digital-industrial-service-company/

Oct 31, 2016 by Timothy Cheng

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GE and Baker Hughes agreed to combine GE Oil & Gas and Baker Hughes to create a world-leading oil and gas technology and services provider. The new name of the company will be Baker Hughes, a GE Company.

With $32 billion of combined revenue and operations in more than 120 countries, Baker Hughes, a GE Company, will draw from GE’s digital technology expertise and Baker Hughes’ capabilities in oilfield services, offering customers best-in-class physical and digital technology solutions for productivity, the partners said. The complementary product portfolio of GE Oil & Gas and Baker Hughes in drilling, completions, production, and midstream and downstream services will create the second-largest player in the oilfield equipment and services industry.

“This transaction creates an industry leader, one that is positioned to grow in any market,” said GE Chairman and CEO Jeff Immelt. “Oil and gas customers demand more productive solutions. This can only be achieved through technical innovation and service execution, the hallmarks of GE and Baker Hughes.”

The new company will operate as a public company traded on the New York Stock Exchange and will have dual headquarters in Houston and London. GE will have 62.5 percent of financial and voting interest in the new company, and Baker Hughes shareholders will own 37.5 percent. The transaction is expected to be completed in the second half of 2017.

“The combination of our complementary assets will create a platform capable of seamless integration while we enhance our ability to deliver optimized and integrated solutions and increase touch points with our customers,” said Baker Hughes Chairman and CEO Martin Craighead. “With employees of Baker Hughes and GE Oil & Gas coming together, the new company will be an industry leader, well-positioned to compete in the oil and gas industry while pushing the boundaries of innovation for our customers.”

GE to Combine Its Oil & Gas Business with Baker Hughes, Creating a New Fullstream Digital Industrial Services Company

INVESTING IN TECHNOLOGY TO LEAD THE FUTURE OF OIL & GAS

GE's technology expertise and Baker Hughes' capabilities in oilfield services will provide fullstream physical and digital technology solutions for customers

Turbomachinery Solutions
Downstream Solutions
Advanced Drilling Services
Logging & Evaluation
Digital Solutions
GE Oil & Gas
+
BAKER HUGHES
Completions Systems
Subsea Systems & Drilling
Surface
Industrial Services
Production Optimization

STRUCTURE

Cash and stock transaction

BAKER HUGHES
shareholders receive $17.50/sh in dividends
62.5%
100%
Newco, Inc. (NYSE listed)
37.5%
$7.4B cash
Baker Hughes, a GE Company
(Operating Partnership)
GE Oil & Gas + $7.4B cash
BAKER HUGHES

A Stronger, Broader and More Competitive Company

SHAREHOLDER BENEFIT

Complementary strengths will allow the combined company to deliver through the oil and gas cycle and be best positioned for long-term growth

CUSTOMER BENEFIT

Offering fullstream integrated solutions across the value chain

EMPLOYEE BENEFIT

Increased opportunities as part of a stronger, more diversified company with locations around the world

EXPECTED CLOSING

Mid 2017

LEADERSHIP

Chairman of the New Board
Jeff Immelt

President & CEO
Lorenzo Simonelli

Vice Chairman of the New Board
Martin Craighead

Board of Directors
5 GE appointed directors and
4 Baker Hughes appointed directors

HEADQUARTERS

Houston, TX | London, UK

Baker Hughes, a GE Company

- **$32B*** combined revenue
- **$1.6B** in synergies expected to be realized by 2020
- **2nd largest** player in the oilfield equipment & services industry
- **~70,000** employees
- **120** countries with operations

*Based on 2015 combined revenue

For important information about securities laws and forward looking statements involving this transaction, please visit http://www.ge.com/investor-relations/special-statement-securities-laws-and-forward-looking-statements

The combined strengths of GE and Baker Hughes create a stronger diversified portfolio positioned to deliver through the oil and gas cycle, the partners said. Using the GE Store — the internal marketplace for ideas where GE businesses share technology and know-how — Baker Hughes, a GE Company, will bring solutions to local markets at scale around the globe and build its digital framework in the industry with Predix, GE’s operating system for the Industrial Internet. As a truly fullstream company – from resource extraction, to transportation, to end use – Baker Hughes, a GE Company will be able to support a wide customer base, the partners said.

Baker Hughes, a GE Company, will be led by Lorenzo Simonelli as president and CEO. Jeff Immelt will serve as Chairman and Martin Craighead will serve as Vice Chairman of the Baker Hughes, a GE Company, Board of Directors.

“This transformative transaction will create a powerful force in the oil and gas market as we continue to drive long-term value for our customers and shareholders,” Simonelli said. “GE Oil & Gas and Baker Hughes are an exceptional cultural fit, sharing a commitment to exceeding customer expectations. Both companies’ employees will benefit significantly from being part of a larger, stronger company that is positioned for long-term growth. We look forward to combining the digital solutions and technology from the GE store with the domain expertise of Baker Hughes and its culture of innovation in the oilfield services sector.”

The new company is expected to be accretive to GE’s earnings per share by approximately 4 cents by 2018 and 8 cents by 2020. Baker Hughes, a GE Company, is also expected to yield $1.6 billion in synergies by 2020. Baker Hughes shareholders will receive a one-time dividend of $17.50 per share, equivalent to approximately $7.4 billion.

To learn more about Baker Hughes, a GE Company, tune in to the analyst conference webcast replay from October 31, 2016 at either www.ge.com/investor or www.BakerHughes.com.

The transaction is subject to approval by Baker Hughes shareholders, regulatory approvals and other customary closing conditions.

GE to Combine Its Oil & Gas Business with Baker Hughes, Creating a New Fullstream Digital Industrial Services Company

Utilizing the GE Store with Baker Hughes' Expertise

MANUFACTURING EXPERTISE & INNOVATION
FROM GE GLOBAL RESEARCH CENTERS

LEADING RESEARCH & TECHNOLOGY DEVELOPMENT

DIGITAL WITH PREDIX
FROM GE DIGITAL

EFFICIENT WELL CONSTRUCTION

A New Leader In Oil & Gas Productivity

GE + BAKER HUGHES

Baker Hughes, a GE Company

ADVANCED SENSOR ANALYTICS
FROM GE DIGITAL

OPTIMIZED PRODUCTION & INCREASED ULTIMATE RECOVERY

GLOBAL SCALE
FROM GE'S INDUSTRIAL BUSINESSES

INDUSTRIAL SERVICES
PROCESS, PIPELINE & DOWNSTREAM

Real-time analytics and data visibility
Maximized efficiency and increased speed
Predictive solutions to optimize outcomes
Increased touch points to influence project design
Improved asset up-time and reduced maintenance costs
Enhanced local solutions across global markets through deeper country relationships

OFFERING CUSTOMERS FULLSTREAM INTEGRATED SOLUTIONS ACROSS THE VALUE CHAIN

Offshore Completion & Production

Onshore Completion & Production

Evaluation & Drilling

Mid & Downstream

For important information about securities laws and forward looking statements involving this transaction, please visit http://www.ge.com/investor-relations/special-statement-securities-laws-and-forward-looking-statements

Tags

baker hughes	GE	GE Oil & Gas	GE Oil and Gas
Oil	Gas	Oil & Gas	Energy
Predix	Software	Industrial Internet

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Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR Newco WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 1, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.